FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  29 July, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Poll Results sent to the London Stock Exchange on 29 July, 2004



mmO2 plc - Annual General Meeting - 28 July 2004 -

Poll Results

29/07/2004

At mmO2 plc's Annual General Meeting held on Wednesday 28 July 2004 at 11.00am at the Hexagon, Queens Walk, Reading, Berkshire RG1 7UA a poll was taken on each resolution set out in the Notice of Annual General Meeting dated 17 May 2004.

All resolutions were passed and the results of the poll were as follows:

--------------------------------------------------------------------------------------------
Resolution               Votes For       % of votes   Votes         % of votes   Abstain
                                         received     Against       received
--------------------------------------------------------------------------------------------
1. To receive
the Report and
Accounts                 5,080,761,527        99.75    12,849,043         0.25    32,216,847
--------------------------------------------------------------------------------------------
2. To approve
the Remuneration
Report                   4,132,018,962        96.88   132,877,720         3.12   860,930,735
--------------------------------------------------------------------------------------------
3. Re-elect
David Finch              5,021,733,499        99.67    16,731,821         0.33    87,362,097
--------------------------------------------------------------------------------------------
4. Re-elect
Stephen Hodge            5,098,035,946        99.81     9,734,159         0.19    18,057,312
--------------------------------------------------------------------------------------------
5. Re-elect
Andrew Sukawaty          4,904,811,372        99.66    16,496,474         0.34   204,519,571
--------------------------------------------------------------------------------------------
6. Re-appointment
of Auditors              5,009,502,225        99.25    37,931,508         0.75    78,393,684
--------------------------------------------------------------------------------------------
7. Remuneration
of Auditors              5,085,593,446        99.59    21,006,855         0.41    19,227,116
--------------------------------------------------------------------------------------------
8. Authority
to allot shares          5,068,922,871        99.26    37,932,173         0.74    18,972,373
--------------------------------------------------------------------------------------------
9. Power to
allot shares
for cash*                5,091,459,694        99.43    29,265,291         0.57     5,102,432
--------------------------------------------------------------------------------------------
10. Authority
to purchase
own shares*              5,100,071,574        99.87     6,876,465         0.13    18,879,378
--------------------------------------------------------------------------------------------
11. Adopt mmO2
Deferred Equity
Incentive Plan           4,546,388,139        95.02   238,348,361         4.98   341,090,917
--------------------------------------------------------------------------------------------
* Special Resolution

End



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 29 July, 2004                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary